UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 13, 2020

Commission File Number: 001-35053

INTERXION HOLDING N.V.

(Translation of registrant’s name into English)

Scorpius 30, 2132 LR Hoofddorp, The Netherlands, +31 20 880 7600

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This Report on Form 6-K is being filed in connection with the consummation of the transactions contemplated by that certain Purchase Agreement, dated as of October 29, 2019, as amended on January 23, 2020 (the “Purchase Agreement”), by and among Digital Realty Trust, Inc., a Maryland Corporation (“DLR”), Digital Intrepid Holding B.V. (formerly known as DN 39J 7A B.V.), a private limited liability company organized under the laws of the Netherlands and an indirect subsidiary of DLR (“Buyer”), and InterXion Holding N.V., a public limited liability company organized under the laws of the Netherlands (“INXN”). Pursuant to the Purchase Agreement, Buyer commenced an exchange offer (the “Exchange Offer”) to purchase all of the outstanding ordinary shares of INXN, nominal value €0.10 per share (“INXN Shares”), in exchange for 0.7067 shares of common stock of DLR, par value $0.01 per share (“DLR Common Stock”), per INXN Share (the “Offer Consideration”). Following the completion of the Exchange Offer, DLR, Buyer and INXN initiated the Post-Offer Reorganization (as defined in the Purchase Agreement). As part of the Post-Offer Reorganization, the Legal Merger and the Post-Merger Share Sale have been implemented and the Liquidation and Second Step Distribution have been initiated (all pursuant to, and as defined in, the Purchase Agreement). Upon the consummation of the Exchange Offer, the Post-Offer Reorganization and the other transactions contemplated by the Purchase Agreement, INXN merged with and into InterXion II B.V. (formerly known as Intrepid II B.V.), a private limited liability company organized under the laws of the Netherlands and an indirect subsidiary of Buyer (“InterXion II”), and DLR has become the indirect owner of all of INXN’s business operations. The following events took place in connection with the consummation of the transactions contemplated by the Purchase Agreement.

Completion of Acquisition or Disposition of Assets

At 12:01 a.m. (New York City time), on March 9, 2020, the Exchange Offer expired as scheduled and was not extended. Buyer was advised by American Stock Transfer & Company, LLC (“AST”), the exchange agent for the Exchange Offer, that, as of the expiration of the initial offering period, a total of 64,732,624 INXN Shares, collectively representing approximately 83.3% of INXN’s outstanding capital on a fully diluted and as-converted basis, were validly tendered and not properly withdrawn in the Exchange Offer. Following the expiration of the initial offering period, DLR and Buyer provided a subsequent offering period of three business days, which commenced on March 9, 2020 and expired at 12:01 a.m. (New York City time) on March 12, 2020. INXN shareholders who did not tender their INXN Shares during the initial offering period were able to tender their INXN Shares any time prior to the expiration of the subsequent offering period. Buyer was advised by AST, that, as of the expiration of the subsequent offering period, a total of 70,862,736 INXN Shares, collectively representing approximately 92.3% of INXN’s issued and outstanding capital, were validly tendered and not properly withdrawn in the Exchange Offer. All conditions to the Exchange Offer having been satisfied, Buyer accepted for exchange all of INXN Shares validly tendered during the initial offering period and the subsequent offering period.

Following the acceptance of INXN Shares tendered in the Exchange Offer, on March 12, 2020, DLR, Buyer and INXN effectuated the Legal Merger (as defined in the Purchase Agreement) to initiate the Post-Offer Reorganization pursuant to the terms of the Purchase Agreement and as further described below. As a result of the completion of the Post-Offer Reorganization, INXN merged with and into InterXion II and DLR has become the indirect owner of all of INXN’s business operations.

At the time of the completion of the Exchange Offer, subject to applicable withholding taxes (if any): (1) (i) each then-outstanding INXN restricted share award held by a non-employee member of the board of directors of INXN was cancelled and converted into the unrestricted right to receive the Offer Consideration, including any Fractional Share Cash Amount (as defined in the Purchase Agreement), and (ii) each INXN restricted share award that was outstanding as of immediately prior to the completion of the Exchange Offer and that was held by a person other than a non-employee member of the board of directors of INXN was assumed by DLR and converted into a number of restricted stock units covering shares of DLR Common Stock (“DLR RSUs”) (rounded to the nearest whole DLR RSU) equal to the product of (x) the total number of INXN restricted shares subject to such award and (y) 0.7067; (2) (i) each outstanding award of INXN performance shares was deemed to have satisfied the performance condition applicable thereto as follows: (A) with respect to INXN performance share awards subject to a performance period that has been completed prior to the completion of the Exchange Offer, at actual performance attained for such performance period and (B) with respect to INXN performance share awards subject to a performance period that has not been completed as of the completion of the Exchange Offer, (x) for awards granted on or prior to October 29, 2019, at 150% of target and (y) for awards granted after October 29, 2019, with respect to awards of performance shares held by members of INXN’s senior management team other than David C. Ruberg, the executive director of INXN, at 115% of target or, with respect to the awards of performance shares held by the executive director of INXN, at 100% of target; and (ii) each such performance share with performance levels deemed so-achieved was assumed by DLR and converted into a number of DLR RSUs (rounded to the nearest whole DLR RSU) equal to the product of (x) the total number of INXN performance shares that are deemed to satisfy the applicable performance conditions at the completion of the Exchange Offer and (y) 0.7067; (3) each outstanding and unexercised INXN stock option (whether or not then vested or exercisable) was cancelled and converted into the right to receive the Offer Consideration, including any Fractional Share Cash Amount, with respect to a number of INXN Shares equal to (i) the product of (A) the total number of INXN Shares subject to such stock option immediately prior to the completion of the Exchange Offer multiplied by (B) the excess, if any, of (x) the value of the Offer Consideration (calculated as the volume weighted average price per share of DLR Common Stock for ten consecutive trading days ending on the close of the third trading day prior to the completion of the Exchange Offer multiplied by 0.7067) over (y) the per share exercise price of such INXN stock option, divided by (ii) the value of the Offer Consideration; and (4) each outstanding award of INXN Shares granted under the INXN YourShare Plan will continue to be subject to the applicable terms and conditions of the INXN YourShare Plan, including in relation to the holding period, and the INXN Shares issued with respect thereto have become subject to the Post-Offer Reorganization. Each DLR RSU, as so assumed and converted, shall be subject to the same vesting terms and conditions (excluding performance vesting conditions) that applied to the underlying INXN restricted share award or INXN performance share award, as applicable, immediately prior to completion of the Exchange Offer, except that upon a termination of the applicable holder’s service by DLR or an affiliate thereof following the completion of the Exchange Offer other than for “cause” (as defined in the applicable equity plan) or, where applicable, the holder’s involuntary termination due to such holder’s “material demotion” (as referred to in the Purchase Agreement), such DLR RSU will vest and all restrictions thereon (including any post-vesting or other holding periods) will lapse.

Post-Offer Reorganization

Buyer has elected to effectuate the Legal Merger as the Post-Offer Reorganization in accordance with the Purchase Agreement. The Legal Merger comprises a triangular legal merger under Dutch law. INXN has merged with and into InterXion II, a wholly owned subsidiary of Intrepid Midco B.V. and a wholly owned subsidiary of Intrepid I B.V. (which has been renamed InterXion I B.V. promptly after the merger) (“InterXion I”), which is an indirect wholly owned subsidiary of Buyer. InterXion II is the surviving entity of the Legal Merger. InterXion I, as the indirect sole shareholder of InterXion II, has allotted (i.e., issue by operation of Dutch law in a merger transaction) shares to INXN shareholders at the time the Legal Merger was effectuated, as further described in the Purchase Agreement. As part of the Legal Merger, INXN shareholders that have not validly tendered in the Exchange Offer have been allotted shares in InterXion I in respect of their INXN Shares. As part of the Legal Merger, Buyer has been allotted shares in InterXion I in respect of any INXN Shares it accepted for exchange in the Exchange Offer. Following the Legal Merger, InterXion I has transferred the issued and outstanding share in the share capital of Intrepid Midco B.V. to Buyer in exchange for an exchangeable note, which transaction we refer to as the post-merger share sale. As a result, InterXion II (holding all of the INXN business) has become an indirect wholly owned subsidiary of Buyer. The allotment of InterXion I shares has occurred only in the Legal Merger as part of the Post-Offer Reorganization and not in the Exchange Offer itself.

As the Compulsory Acquisition Threshold (as defined in the Purchase Agreement) has not been met, InterXion I has been immediately dissolved following the post-merger share sale and will be liquidated. As a result, former INXN shareholders who did not tender in the Exchange Offer will be entitled to receive shares of DLR Common Stock (and cash in lieu of fractional shares of DLR Common Stock) as an advance liquidation distribution by InterXion I, subject to applicable withholding taxes (including Dutch dividend withholding tax).

Notice of Delisting

In connection with the initiation of the Post-Offer Reorganization on March 12, 2020, INXN notified the New York Stock Exchange (“NYSE”) of the effectiveness of the Legal Merger (as defined in the Purchase Agreement) and requested (i) that trading of INXN Shares on the NYSE be suspended before the open of trading on March 13, 2020 and (ii) that the NYSE file with the Securities and Exchange Commission (“SEC”) an application on Form 25 to delist and deregister INXN Shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). InterXion II (as successor by merger to INXN) also intends to terminate its reporting obligations under the Exchange Act by the filing of a Form 15 with the SEC on or about March 23, 2020.

Resignation and Appointment of Directors and Officers

Pursuant to the Legal Merger, on March 12, 2020, each director of INXN ceased to be a director of INXN and member of any committee of INXN’s board of directors. In addition, on March 12, 2020, all of the former officers of INXN ceased to be officers. On March 12, 2020, (i) three directors were appointed to the board of directors of InterXion II, (ii) three directors were appointed as executive directors of InterXion I and (iii) four directors were appointed as non-executive directors of InterXion I.

Material Modifications to Rights of Security Holders

The information set forth in the section above titled “Post-Offer Reorganization” of this Report on Form 6-K is incorporated herein by reference.

Termination of Material Definitive Agreements

On March 13, 2020, InterXion II (as successor by merger to INXN) repaid all outstanding amounts and permanently cancelled the commitments under the revolving facility agreement, dated June 18, 2018, by and among INXN, the guarantors thereunder, ABN AMRO Bank N.V., Bank of America Merrill Lynch International Designated Activity Company, Barclays Bank PLC, Citigroup Global Markets Limited and Crédit Agricole CIB S.A. as arrangers, the lenders thereunder, and ABN AMRO Bank N.V. as agent, as it may be amended from time to time.

In addition, on March 6, 2020, INXN provided (i) a notice of conditional partial redemption with respect to €480,000,000 in aggregate principal amount of its 4 3⁄4% Senior Notes due 2025 (the “Notes”) to be redeemed on March 16, 2020 pursuant to paragraph 5(c) of the Notes, subject to the satisfaction or waiver of the conditions specified therein (the “First Redemption”) and (ii) a notice of conditional redemption with respect to the redemption of the remaining €720,000,000 aggregate principal amount of the Notes on March 17, 2020 pursuant to paragraph 5(b) of the Notes, subject to the satisfaction or waiver of the conditions specified therein (the “Second Redemption” and, together with the First Redemption, the “Redemptions”).

On March 13, 2020, immediately following the Post-Offer Reorganization, InterXion II (as successor by merger to INXN) expressly assumed all obligations with respect to the Notes and the related indenture and confirmed to the Trustee that all conditions precedent with respect to the Redemptions had been satisfied or waived and irrevocably deposited with the Trustee funds in trust solely for the benefit of the holders of the Notes sufficient to pay and discharge the entire indebtedness under the Notes and thereby satisfied and discharged the Notes and related indenture pursuant to the terms thereof. Accordingly, €480,000,000 in aggregate principal amount of the Notes will be redeemed on March 16, 2020 and the remaining €720,000,000 in aggregate principal amount of the Notes will be redeemed on March 17, 2020.

This Report on Form 6-K is incorporated by reference into (i) the Registration Statement on Form S-8 of the Registrant originally filed with the Securities and Exchange Commission on June 23, 2011 (File No. 333-175099), (ii) the Registration Statement on Form S-8 of the Registrant originally filed with the Securities and Exchange Commission on June 2, 2014 (File No. 333-196447), (iii) the Registration Statement on Form S-8 of the Registrant originally filed with the Securities and Exchange Commission on May 31, 2017 (File No. 333-218364) and (iv) the Registration Statement on Form F-3 of the Registrant originally filed with the Securities and Exchange Commission on June 25, 2019 (File No. 333-232331).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERXION II B.V., as successor by merger to InterXion Holding N.V.

By:	/s/ Andrew P. Power
Name: Andrew P. Power
Title: Managing Director

By:	/s/ Jeffrey Tapley
Name: Jeffrey Tapley
Title: Managing Director

Date: March 13, 2020